November 20, 2006


By facsimile to (941) 531-4935 and U.S. Mail


Mr. Michael B. Cranfill
Chairman and President
Shimoda Marketing, Inc.
116 West McLeroy Boulevard
Saginaw, TX 76179

Re:	Shimoda Marketing, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed October 24, 2006
File No. 333-132791

Dear Mr. Cranfill:

	We reviewed the filing and have the comments below.

General

1. We note that when our prior comments requested you to provide us supplementally an explanation or with additional information, you often did not provide the requested information. Rather, you attempted to address our comments by changing your disclosures. With regard to our current comments, when we request you to tell us or provide us supplementally additional information, please ensure that your response letter provides the information we have requested and revise your disclosures to the extent necessary.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation
S-B.

3. Please provide currently dated consents of the independent public accountants in each amendment to your registration statement.




4. We note this disclosure in MD&A`s liquidity and capital resources subsection:

"Subsequent to our initial SB-2 filing we have removed our primary offering as management believes it will be successful in raising funds privately. The Board and management will continue to target an offering of $600,000.00 to provide sufficient cash resources for the acquisition of office space, employees and equipment necessary to expand operations and provide sufficient working capital to fund operations and marketing."

Our position is that the filing of a registration statement constitutes the beginning of a public offering and a general solicitation. While Rule 155(c) under the Securities Act establishes a safe harbor for conducting a private offering after an abandoned registered offering, its five conditions must be met, including the withdrawal of the registration statement under Rule 477 of Regulation
C under the Securities Act. The rule provides a safe harbor only from integration. See Release No. 33-4552 for the five factor test used to determine whether separate offerings should be integrated. Further, the private offering must meet the requirements for a valid exemption, including the absence of a general solicitation.
Please
advise us on whether the proposed private offering should be integrated with the public offering.

5. Refer to prior comment 1.  As noted previously, Shimoda
Marketing,
Inc. or SMI filed the marked or redlined versions of two pre-effective amendments to the registration statement on June 8 and 13,
2006 in PDF format only. SMI must file a marked or redlined version of any amendment to the registration statement in ASCII or HTML format in addition to any marked or redlined version that it submits voluntarily in PDF format. See Rules 104 and 310 of Regulation S-T.
As requested previously, please refile marked or redlined versions of the two amendments in ASCII or HTML format.

6. Refer to prior comment 1. Although you filed the third pre-effective in HTML format, you mistagged the marked or redlined version as correspondence. Please file any future amendments in HTML format, and tag the marked or redlined version as the marked or redlined version of the amendment. Refer to the EDGAR system user manual for guidance or telephone the EDGAR system staff at the telephone number in the manual for assistance.

7. Refer to prior comments 2, 10, 12, 23, 24, 25, 40, 41, and 44.
Your representation that Item 601(b)(10) of Regulation S-B "excludes contracts made in the ordinary course of business from the exhibit requirements" misconstrues the item`s requirements. The item makes it clear that there are material contracts not covered by its ordinary course of business exception that must be filed. See subparagraphs (A), (B), (C), and (D) of Item 601(b)(10)(i) of Regulation S-B. See also subparagraph (A) of Item 601(b)(10)(ii) of
Regulation S-B.

SMI must file these agreements as exhibits that it provided us on a supplemental basis:

* Sales Representative Agreement, effective January 1, 2006, between
Rotary Lift, a division of Dover Industries, Inc., and SMI, and joined in by Michael Cranfill, principal shareholder of SMI.

* Agreement, effective January 3, 2006, between DACK LLC and SMI.

* Undated Letter Agreement, effective April 1, 2006, between
National
Account Resources Division, and SMI.

* Management Agreement, effective May 22, 2006, between Chief
Automotive Technologies, a division of Dover Industries, Inc., and Michael Cranfill, SMI.

See subparagraphs (A), (B), and (C) of Item 601(b)(10)(i) of
Regulation S-B.

As noted previously, if you think that disclosure of certain information in these agreements would cause competitive harm, you may request confidential treatment under Rule 406 of Regulation C under
the Securities Act.  If you do request confidential treatment, please
refer to Staff Legal Bulletins Nos. 1 and 1A, dated February 28,
1997
and July 11, 2001 that express our views on the proper preparation of a request for confidential treatment. These bulletins are available on the Commission`s website at www.sec.gov.

8. Refer to prior comment 3. We are unable to locate the revised disclosure requested in the prior comment. Thus, we reissue the comment to revise the disclosure in the business section to summarize the agreement`s principal provisions, including its term. Similarly, we reissue the comment to revise, as appropriate, disclosure throughout the prospectus, including the risk factors, business, and
MD&A sections, to ensure that it is consistent with the disclosure relating to the agreement.

9. Refer to prior comment 4. We are unable to locate the revised disclosure requested in the prior comment. Thus, we reissue the comment to revise the disclosure in the business section to summarize
the agreement`s principal 	provisions, including its term.
Similarly, we reissue the comment to revise, as appropriate, disclosure throughout the prospectus, including the risk factors, business, and MD&A sections, to ensure that it is consistent with the disclosure relating to the agreement.

10. We note from revised disclosure in the registration statement and the response to prior comment 18 that SMI removed from the registration statement the primary offering of 600,000 shares of common stock. Since the registration statement no longer relates to a primary offering, revise all disclosures throughout the registration statement to reflect that fact. For example, revise these disclosures:

* "The Securities Being Offered by Shimoda Marketing, Inc. Are
Shares
of Common Stock" on the prospectus` outside front cover page.

* The eighth, ninth, tenth, and seventeenth risk factors.

* The determination of offering price section`s first sentence.

* The selling security holders section`s first sentence.

* The business development subsection`s last sentence in the description of business section.

* our business subsection`s last paragraph in MD&A.

* the marketing plan subsection`s second paragraph in MD&A.

* any expected purchase or sale of plant and significant equipment subsection in MD&A.

* liquidity and capital resources subsection`s second paragraph in MD&A.

* Footnote (1) to the table in the security ownership of certain beneficial owners and management section.

* The shares eligible for future resale subsection`s first paragraph in the description of securities section.


Registration Statement`s Facing Page

11. You indicate in the October 24, 2006 response letter that counsel`s new telephone number is (941) 723-7564 and that counsel`s facsimile number is (941) 531-4935. Revise the registration statement`s facing page to reflect that fact.

Prospectus` Outside Front Cover Page

12. Please delete the words "No Minimum" and "Maximum" because you are no longer conducting a primary offering. Revise to make clear that the selling securityholders are offering up to 1,670,000 shares of common stock.

Prospectus Summary, page 10

13. Refer to prior comment 6. As requested previously, please clarify that selling securityholders may sell their shares at $1.00 until SMI`s securities become quoted on a securities exchange and after that at market prices or in negotiated private transactions.

14. Refer to prior comment 7. The disclosure here and elsewhere in the registration statement remains unclear on the nature of SMI`s business. Disclosure in the financial statements indicates that SMI obtained revenue through a variety of consulting services and equipment sales in the automotive repair equipment industry during the periods presented. Disclosure in the business section indicates that SMI intends on a going forward basis to continue to provide consulting services and to provide sales and marketing representation on behalf of automotive equipment manufacturers. Disclosure in the business section indicates that the sales and marketing representation includes sales, marketing, distribution, and equipment servicing. Thus, the description of SMI`s business as a full service operation that will be vertically integrated from manufacturing to sales/delivery is imprecise. Please revise here and throughout the registration statement to provide a clear description of SMI`s business on a historical basis and a going forward basis.

Risk Factors, page 12

15. Refer to prior comment 8. Disclosure in the thirteenth risk factor that SMI has automotive equipment repair products such as wheel balancers, tire changers, and nitrogen generators to sell is inconsistent with disclosure in the business section that SMI will provide those products when it expands to a second tier of operations as a national sales and marketing representative for National Account
Resource Division.  Please reconcile the disclosures.

16. Refer to prior comment 10. As noted previously, the information provided as correspondence includes a letter to Mr. Cranfill from Kimberly Tanner, Chief Executive Officer, National Account
Resource
Division.  This does not appear to be an executed agreement.
Please
advise.

17. Refer to prior comment 12. As requested previously, disclose that SMI and Mr. Cranfill entered into an agreement with a primary competitor, NARD. Disclose the effects that this may have on SMI`s business and competitive position.

18. Disclosure in the first risk factor miscalculates working capital. Working capital should be current assets minus current liabilities. Please revise.

19. Disclosure in the eleventh risk factor that SMI expects its business to consist solely of automotive repair equipment sales and consulting appears inconsistent with disclosures elsewhere that SMI expects its business to consist of consulting services to equipment manufacturers and acting as sales and marketing representatives for companies in the automotive repair equipment industry. Please reconcile the disclosures throughout the registration statement on the nature of SMI`s business on a going forward basis.

Market for Common Equity and Related Stockholder Matters, page 21

20. Clarify in this section`s fourth paragraph that SMI will be subject to the penny stock rules. We note the disclosure in the impact of the "penny stock" rules on buying or selling our common stock section.

Our Business - (1) Principal Products or Services and Their
Markets,
page 27

21. We read on page 19 that Forward Lift will average 37% of your revenues during the remaining two quarters of 2006, and the remaining
63% of revenues during the third and fourth quarters will come from other distribution representation and consulting services. It is unclear to us how you already know your revenues for the third and fourth quarters of 2006 since you do not yet have financial statements for those periods. Please explain supplementally to us this matter. If you are estimating your revenues, please revise your disclosure to clearly state the basis for your estimate. Also apply this comment to risk factors 2 and 6.


Principal Products or Services and Their Markets, page 32

22. Refer to prior comment 23. Clarify that Forward Manufacturing Company, Inc. which was renamed Forward Lift has since been acquired by Rotary Lift.

23. Refer to prior comment 24. As noted previously, Chassis Liner represented 27% of SMI`s total business in April 2006. Revise the disclosure to state what percentage of SMI`s total business Chassis
Liner represents since April 2006. As requested previously, state whether SMI has an agreement with Chassis Liner. If so, file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B. Summarize the agreement`s principal provisions, including its term, in the prospectus.

Management`s Discussion and Analysis of Financial Condition, page
35

24. Your discussion of the cash needed to satisfy your cash requirements for the next 12 months appears inconsistent. At the top of page 36, you indicate that you plan to raise funds from private investments to provide you sufficient capital for the next 12 months.
In the middle of page 36, you state that you have the necessary cash to satisfy your cash requirements for the next 12 months. At the bottom of page 36, you indicate that your current cash combined with your future sales is expected to satisfy your cash requirements for the next 12 months. Please revise all discussions of your cash requirements for the next 12 months to provide the same explanation each time on whether you have enough cash on hand to satisfy your future requirements, and, if not, to provide the same explanation each time for where you expect the additional cash to come from.

(i) How Long Can We Satisfy Our Cash Requirements..., page 36

25. We note the tabular presentation of your balance sheet and income statements as of June 30, 2005 and 2006. Please revise these tables to ensure that the numbers presented here agree to the numbers in your financial statements.

Certain Relationships and Related Transactions, page 42

26. Disclosures in the financial statements` note D for June 30,
2006
and note D for December 31, 2005 states that SMI advanced funds to an affiliated company whose sole shareholder is an officer and shareholder in SMI. Tell us why disclosure of the funds advanced by
SMI are not required here under Item 404 of Regulation S-B.

27. Refer to prior comment 32. As requested previously, identify the shareholders who made loans to SMI. Quantify the amount of loans for each shareholder during each of the last two fiscal years. We note the disclosures in MD&A and in the financial statements` note C for
June 30, 2006 and note C for December 31, 2005.

28. Refer to prior comment 33. As requested previously, please address your relationship with Forward Lift. Quantify the amounts made to or from Forward Lift for each of the last two fiscal years.

Background of Executive Officers and Directors, page 57

29. Refer to prior comment 39. As requested previously, clarify here that Mr. Cranfill was vice president of sales and marketing at Forward Manufacturing during 2004 and president of Forward Manufacturing during 2005. Also clarify that Forward Manufacturing was renamed Forward Lift and has since been acquired by Rotary Lift.

Employment Agreements, page 61

30. Refer to prior comment 29.  Also disclose here Mr. A. Craig
Kerr`s compensation that is included in SMI`s financial statements under contract labor.

Financial Statements for the Period Ended June 30, 2006

General

31. We reissue prior comment 47. Please revise your interim financial statements to provide a statement of operations and statement of cash flows for the corresponding prior year interim period. Refer to Item 310(b) of Regulation S-B.

32. We note your response to prior comment 48. Please be advised that if you wish to include an interim review report from your auditor, it should be included with your interim financial statements and you must include an awareness letter from your auditor in compliance with exhibit 15 of Item 601 of Regulation S-B. Alternatively, you may omit the review report and awareness letter.

33. We note the consulting income you generated during the interim period. We assume that Mr. Cranfill provided these services. Please revise MD&A to discuss the specific nature of the services that Mr.
Cranfill provided and to disclose whether any of the consulting income you recorded related to any termination or separation agreement between him and Forward Lift. In addition, we note that your historical financial statements do not reflect any compensation expense for Mr. Cranfill. Based on the consulting income you generated, it appears to us that compensation expense to the employee who provides those services would be your primary expense. Please be advised that SAB Topics 1:B and 5:T require historical financial statements to include all costs of doing business. As such, it appears to us that you should revise your historical financial statements to reflect the fair value of the services Mr. Cranfill provided you as compensation expense and as a capital contribution.
It appears to us that his prior compensation from Forward Manufacturing may represent the fair value of his services.

Note B - Significant Accounting Policies
Revenue Recognition, page 65

34. Refer to prior comment 51. Based on the disclosures throughout your filing, it remains unclear to us exactly how you have generated revenues. Ensure that your response fully addresses each of these comments:

* We read on page 43 that in 2004 and 2005 you purchased equipment through an equipment broker to resell. Tell us supplementally who this equipment broker was. Tell us supplementally the material terms of the contracts between you, your customers, and the equipment broker for these sales. Provide us supplementally your analysis of each of the criteria in EITF 99-19 to demonstrate to us that it was appropriate for you to recognize revenues from these transactions on a gross rather than net basis.

* We note that your 2005 statement of operations continues to refer to your equipment sales as "lease equipment sales." Tell us whether or not you engage in the leasing business, and tell us how the material terms of the contracts between you, your customers, and the equipment broker support your conclusion. If you believe that you sell equipment, please tell us why you do not have any inventory on your balance sheet at December 31, 2005 or 2004.

* We read on page 31 that "the equipment we manage is drop shipped by our clients (equipment manufacturers) directly to distribution locations via ground transportation." Please tell us whether this method of shipment applies to your sales in 2004, 2005, or 2006. Tell us whether you take title of and bear the risks of ownership for this equipment, or whether the equipment`s ownership goes directly from the equipment manufacturer to the end customer.

* As previously requested, revise your footnotes for each period for which you present financial statements to disclose and explain the types of costs that you include in cost of goods sold for that period.

* We note from your statement of operations that most of your revenue for 2006 is consulting income. Please tell us specifically what services were rendered to generate this income during 2006. If any of these revenues are commissions, your response should clearly state how you earned the commissions (for example, based on vehicle hoists sold to end users) and quantify the amount of such commission revenue. We note your reference to commissions on page 43.

* We read on page 27 that your consulting service is inclusive of managing the sale, installation, and servicing of equipment under your management agreements. Tell us whether the terms of these management agreements provide for you to earn distinct amounts of revenues for each of these activities, or if you earn one amount for providing all of these services to an end user. Tell us whether you recognize distinct amounts of revenue in your financial statements for making a sale, installation, and after-the-sale servicing of equipment, or how you otherwise recognize these revenues. Please revise your disclosure on page 65 to clarify these matters.

Concentration of Credit Risk, page 66

35. Please revise to state also the percentage of your interim accounts receivable balance that relates to Forward Lift. Also, please tell us supplementally how much of your interim accounts receivable balance you have collected as of the latest practicable date. In addition, identify and disclose the amount of revenue you generated from any other customer that exceeded 10% of total revenue as required by SFAS 131.

Financial Statements for the Year Ended December 31, 2005
Note D - Related Party Transactions, page 77

36. We read that your president was also president of your largest customer in 2005. We assume that you are referring to Forward Manufacturing. Please revise your disclosure to clarify whether you were buying equipment from Forward or selling equipment to Forward.
If you were buying equipment from Forward, and Forward charged you the same amount for the vehicle hoists that they charged their other customers, revise your footnote to state this as your basis for your transactions with Forward being at fair market terms. If you were selling equipment to Forward, and you also sold equipment to other customers at the same price, revise your footnote to state this as your basis for your transactions with Forward being at fair market terms. If you were selling equipment to Forward, as previously requested, you should separately quantify and identify these revenues on the face of your statement of operations. In addition, please identify and disclose the amount of revenue you generated from each customer that exceeded 10% of total revenue as required by SFAS 131.

Note G - Earnings per Common Share, page 78

37. Refer to prior comment 55. Revise this footnote to restate all share and per share disclosures for the effect of your stock split.
In this regard, your stated denominator of 430,650 weighted-average shares outstanding must be revised to reflect a denominator that retroactively reflects your stock split here and throughout your filing.

Financial Statements for the Year Ended December 31, 2004
Note D - Related Party Transactions, page 87

38. Refer to prior comment 54. Tell us supplementally whether you had any transactions with Forward Manufacturing during 2004. If so, you must discuss these transactions in this footnote, provide all disclosures required by paragraph 2 of SFAS 57 concerning your transactions with Forward during 2004, and separately quantify and identify any related revenues on the face of your statement of operations. In addition, please identify and disclose the amount of revenue you generated from each customer that exceeded 10% of total revenue as required by SFAS 131.

Note F - Earnings per Common Share, page 88

39. Refer to prior comment 55. Revise this footnote to restate all share and per share disclosures for the effect of your stock split.
In this regard, your stated denominator of 3,084 weighted-average shares outstanding must be revised to reflect a denominator that retroactively reflects your stock split here and throughout your filing.

Recent Sales of Unregistered Securities, page 89

40. Refer to prior comments 20 and 21. You have not adjusted the consideration column to take into account the 100:1 forward stock split on September 30, 2005 that should reflect that the price per share after the split is $0.01 per share. Please revise.

Exhibits

41. We note the response to prior comment 56 that there is no written lease. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under subparagraphs (A), (B),
(C),
or (D) of Item 601(b)(10)(i) of Regulation S-B if it were written, the registrant should provide a written description of the contract similar to that required for oral contracts or arrangements under
Item 601(b)(10)(ii)(A) of Regulation S-B. Please provide a written description of the lease arrangement as an exhibit, and include the lease`s principal provisions in the body of the prospectus.

Exhibit 5.1

42. Refer to prior comment 57. We note that you retained the language that "My opinions are based on the facts and the above documents as they exist on date of this letter, and I assume no obligation to revise or supplement such opinions as to future changes of law or fact." Since the opinion must speak as of the date of the registration statement`s effectiveness, please delete this language.
Alternatively, file a new opinion immediately before the registration statement`s effectiveness.

43. Since SMI has removed the primary offering from the registration statement, delete the references to a primary offering in the first and sixth paragraphs.

44. Specify by file number or otherwise the registration statement for which the opinion and consent are being filed as an exhibit.

Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, SMI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SMI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SMI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SMI requests acceleration of the registration statement`s effectiveness, SMI should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SMI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SMI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SMI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief


cc:	Ms. Barbara S. Cranfill
	Agent for Service, Shimoda Marketing, Inc.
	5113 Central Avenue
	St. Petersburg, FL 33707

	Diane J. Harrison, Esq.
	6860 Gulfport Boulevard South, No. 162
		South Pasadena, FL 33707



Mr. Michael B. Cranfill
November 20, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE